UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                                    Anacomp, Inc.

                                  (Name of Issuer)

                              Common Stock, $.01 par value

                           (Title of Class of Securities)

                                 CUSIP No. 032371106

                                   (CUSIP Number)

                                    Felix Kozodoy
                            Magten Asset Management Corp.
                                 35 East 21st Street
                            New York, New York  10010
                                 (212) 529-6612

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              June 4, 1996

               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

          PAGE

                               SCHEDULE 13D

     CUSIP No. 032371106



     1    Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Magten Asset Management Corp.



     2    Check the Appropriate Box if a Member of a Group*

                    (a)


                    (b) /x/



     3    SEC Use Only



     4    Source of Funds*

          0



     5    Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e) /x/



     6    Citizenship or Place of Organization

          Delaware



     Number of
     Shares
     Beneficially
     Owned By
     Each Report
     ing Person
     With


     7    Sole Voting Power

          -0-



     8    Shared Voting Power

          2,208,603.20



     9    Sole Dispositive Power

          -0-



     10   Shared Dispositive Power

          2,888,111.20



     11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

          2,888,111.20



     12   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*



     13   Percent of Class Represented by Amount in Row (11)

          28.9%



     14   Type of Reporting Person*

          IA, CO


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
          PAGE

                               SCHEDULE 13D




     CUSIP No. 032371106






     1    Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Talton R. Embry



     2    Check the Appropriate Box if a Member of a Group*

                    (a)



                    (b) /x/



     3    SEC Use Only



     4    Source of Funds*

          0



     5    Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e) /x/



     6    Citizenship or Place of Organization
          United States







     Number of
     Shares
     Beneficially
     Owned By
     Each Report
     ing Person
     With

     7    Sole Voting Power

          39,680.80



     8    Shared Voting Power

          2,208,603.20



     9    Sole Dispositive Power

          39,680.80



     10   Shared Dispositive Power

          2,888,111.20



     11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

          2,927,792



     12   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*



     13   Percent of Class Represented by Amount in Row (11)

          29.3%





     14   Type of Reporting Person*

          IN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          PAGE

     Item 1.   Security and Issuer.

                    This Schedule 13D relates to the common
     stock, par value $.01 per share ("Common Stock"), of Anacomp, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11550 North Meridian Street, P.O. Box 40888, Indianapolis, Indiana 46240.

          Item 2.   Identity and Background.

                    (a)  This statement is filed by (i) Magten
     Asset Management Corp., a Delaware corporation ("Magten") with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the "Investment Advisory Shares"), and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The sole executive officers and directors of Magten are
     (i) Embry, (ii) Duane Roberts, ("Roberts") and (iii) Robert Capozzi ("Capozzi"). Embry is the sole stockholder of Magten.

                    (b)  The business address of each of
     Magten, Embry, Roberts and Capozzi is c/o Magten Asset
     Management Corporation, 35 East 21st Street, New York,
     New York  10010.

                    (c)  Magten is a registered investment
     adviser and currently is engaged primarily in the business of investing in securities for the accounts of its investment advisory clients. The present principal occupation or employment of each of Embry, Roberts and Capozzi is as a managing director of Magten. Embry also is a director of the Company.

                    (d)  None of Magten, Embry, Roberts or
     Capozzi has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                    (e)  On September 9, 1993, Magten Asset
     Management Corp. ("Magten") and Talton R. Embry, without admitting or denying the allegations in a complaint by the Securities and Exchange Commission (the "Commis sion"), consented to the entry of judgments enjoining them from violating (and, in the case of Mr. Embry, aiding and abetting violations of) anti-fraud and other provisions of the Securities and Exchange Act of 1934, the Investment Adviser's Act of 1940 and the Investment Company Act of 1940. The Commission's complaint alleged principally that Mr. Embry failed to advise his clients of certain personal and proprietary trades relevant to the clients' holdings and to comply with certain reporting requirements. As part of the settlement, Mr. Embry made a $1 million payment for the benefit of certain of Magten's clients.

          At the same time, Mr. Embry, without admitting or denying the allegations in an order filed by the Commission, settled a parallel SEC administrative action against Mr. Embry. In the settlement, Mr. Embry agreed to the appointment, for a period of five years, of an independent consultant approved by the SEC to oversee Mr. Embry's personal securities transactions and to conduct biannual compliance audits of Magten. Gerald Rath, Esq. of the firm of Bingham Dana & Gould, Boston, Massachusetts, has been appointed and approved as the independent consultant.

                    (f)  Magten is a Delaware corporation.
     Embry, Roberts and Capozzi are each citizens of the United States.

          Item 3.   Source and Amount of Funds or Other
     Consideration.

                    On June 4, 1996, Magten acquired
     beneficial ownership of 2,853,111.20 shares of Common
     Stock and Embry acquired beneficial ownership of 39,680.80 shares of Common Stock (collectively the
     "Shares") in exchange for a total of $70,350,000 princi-

     pal amount of the Company's 15% Senior Subordinated Notes due November 1, 2000, pursuant to the Company's Third Amended Plan of Reorganization, which became effective on May 20, 1996. On behalf of certain investment advisory clients, Magten purchased an additional 35,000 shares on a when-issued basis on May 30, 1995. The net investment cost for the Shares is $24,147,284. The consideration was obtained from the working capital of the accounts managed by Magten. The shares of Common Stock held by one investment advisory client are held in a margin account. Such margin account is maintained at Bear Stearns & Co. and may from time to time have debit
     balances.   Because other securities are held in the
     margin account, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold. Currently, the interest rate charged on such margin account is 6.25%.




          Item 4.   Purpose of Transaction.

                    Although Embry is a director of the
     Company, he and Magten hold the Shares for investment and not with the purpose of changing or influencing the control of the Company. Neither Magten nor Embry has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that (i) the Filing Persons may dispose of some or all of the Shares, or may acquire additional shares of Common Stock for their own accounts or on behalf of Magten's investment advisory clients, from time to time, depending upon the price of the Common Stock, market conditions, evaluation of alternative investments, and other factors.

          Item 5.   Interest in Securities of the Issuer.

          (a) Magten has beneficial ownership of an aggregate 2,888,111.20 shares of Common Stock of the Company, constituting approximately 28.9% of the 10,000,000 shares of Common Stock believed to be outstanding on June 4, 1996. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to the 2,208,603.20 shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to the 2,888,111.20 shares of Common Stock owned by these clients.

                    Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
     Schedule 13D shall not be construed as an admission that it is the beneficial owner of these shares.

                    (b)  Embry, as sole stockholder and a
     Managing Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

                         Embry, as trustee of four pension
     trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 38,652.80 shares of Common Stock owned by such trusts (collectively, the "Pension Trust Shares").

                         Embry, has sole voting and investment
     power with respect to 1,028 shares of Common Stock held by his minor children (collectively, the "Family
     Shares").

                         The shares described in Item 5(a) as
     beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 2,927,792 shares of Common Stock and constitute approximately 29.3% of the 10,000,000 shares of Common Stock of the Company believed to be outstanding on June 4, 1996.

                         Pursuant to Rule 13d-4, Embry hereby
     declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts) or the Family Shares.

                    (c)  Information with respect to all
     transactions in Common Stock effected by the Filing
     Persons during the 60-day period day ended the date hereof is set forth in Schedule A to this Schedule 13D and is incorporated by reference herein.

                    (d)  The beneficial owners of the
     Investment Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common Stock: General Motors Employees Domestic Group Pension Trust, Hughes Master Retirement Trust, and Los Angeles Fire and Police Pension Systems - Fund 2525. The beneficiaries of the Pension Trusts and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares and Family Shares, respectively.

                    (e)  Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer

                    Magten is a registered investment adviser.
     Magten has contractual relationships with its clients which authorize it to direct the acquisition and disposition of securities and to direct the vote of such securities through a custodian bank appointed by the client. No contract, arrangement or understanding exists among Magten's clients or between Magten and any of its clients specifically with regard to the Company's securities or between Magten or Embry and any other person.

          Item 7.   Material to be Filed as Exhibits

                    There is filed herewith as Exhibit 1 a
     Joint Filing Agreement between Magten Asset Management
     Corporation and Talton R. Embry, dated as of June 13,
     1996 as required by Rule 13d-1(f)(1).

                                   SIGNATURES


               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 13, 1996



                          MAGTEN ASSET MANAGEMENT CORPORATION



                          By: /s/ Talton R. Embry
                              Talton R. Embry
                              Managing Director




                              /s/ Talton R. Embry
                              Talton R. Embry

          PAGE

                                   SCHEDULE A


                           Transactions in Common Stock
                       effected by Magten during the 60-day
                        period ended as of the date hereof.

                         Magten Asset Management Corp.


                 DATE OF       NO. OF SHARES         PRICE
               TRANSACTION       PURCHASED           PER SHARE


               $8.00               05/30/96          35,000


          PAGE

                          JOINT FILING AGREEMENT BETWEEN
                        MAGTEN ASSET MANAGEMENT CORPORATION
                                        AND
                                  TALTON R. EMBRY



                   AGREEMENT, dated as of June 13, 1996,
     between Magten Asset Management Corporation ("Magten") and Talton R. Embry ("Embry").

                             W I T N E S S E T H :

                   WHEREAS, in accordance with Rule 13d-1(f) under the Act, only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

                   NOW, THEREFORE, in consideration of the
     premises and mutual agreements herein contained, the parties hereto agree as follows:

                   Magten and Embry, do hereby agree, in
     accordance with Rule 13d-1 (f) under the Act, to file a
     Schedule 13D relating to their ownership of the Common Stock, and do hereby further agree that said Agreement shall be filed on behalf of each of them.



                      MAGTEN ASSET MANAGEMENT CORPORATION



                     By:  /s/ Talton R. Embry
                          Talton R. Embry
                          Managing Director



                          /s/ Talton R. Embry
                          Talton R. Embry